

Mail Stop 6010

November 7, 2008

Via Facsimile and U.S. Mail

Harold K. Fletcher
President and Director
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, NJ 07072

> **Re: Tel-Instrument Electronics Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed July 14, 2008**
> **File No. 001-31990**

Dear Mr. Fletcher:

We have reviewed your letter dated October 23, 2008 and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended March 31, 2008

General

1.   We note your response to prior comment 1. We note that you modified the representation required by the third bullet point. Please note that these representations may not be modified in any respect. Therefore we reissue the comment in the third bullet point of prior comment 1.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

      Sincerely,

      Kevin L. Vaughn
      Accounting Branch Chief